BBQ IN THE PARK, INC.
Balance Sheets

	December 31, 2019
ASSETS	
Cash	$ -
Total current assets	-
Total assets	$ -
LIABILITIES AND SHAREHOLDERS' EQUITY	
Total current liabilities	-
Total long-term liabilities	-
Total liabilities	$ -
Commitments and contingencies	-
Common stock, no par value ; 4,250,000 shares authorized, 2,000,000 issued and outstanding	-
Paid-in-capital	-
Retained Earnings	-
Total shareholders' equity	-
Total liabilities and shareholders' equity	$ -